United States securities and exchange commission logo





                              March 10, 2021

       Todd M. Purdy
       Chief Executive Officer
       Crescent Acquisition Corp
       11100 Santa Monica Blvd., Suite 2000
       Los Angeles, CA 90025

                                                        Re: Crescent
Acquisition Corp
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed February 11,
2021
                                                            File No. 001-38825

       Dear Mr. Purdy:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed February 11, 2021

       Summary of the Proxy Statement, page 37

   1. With respect to LiveVox's business, please consider including definitions of "CRM,"
                                                        "WFO," and any other
industry-specific terminology.
   2.                                                   We note your disclosure
that "[k]ey highlights of LiveVox   s business and market
                                                        opportunity include a
large and growing CCaaS market opportunity, a differentiated product, and an
attractive financial profile" and since 2014, "LiveVox accelerated its revenue growth and
sustained attractive unit economics." Please provide additional support for these
statements.
 Todd M. Purdy
FirstName  LastNameTodd
Crescent Acquisition Corp M. Purdy
Comapany
March      NameCrescent Acquisition Corp
       10, 2021
March2 10, 2021 Page 2
Page
FirstName LastName
Risk Factors, page 57

3. Please include a risk factor disclosing any material risks associated with GGC maintaining ownership of at least 30% and at least 35% of the voting power of the post-business combination capital stock, including its ability to nominate directors, designate the chairperson of the board, and the control that it would have over certain stockholder meetings.
Background of the Business Combination, page 166

4. Please revise your disclosure to state the general bases on which you evaluated all of your potential acquisition targets. Please also revise to state how you evaluated (i) Companies
         F, G and H as potential targets, and how you determined to cease discussions with such parties in favor of pursuing a transaction with F45, and (ii) Companies I, J, K and L as potential targets, and how you determined to cease discussions with such parties in favor of pursuing a transaction with LiveVox. Finally, please describe why LiveVox and the company agreed to use the F45 transaction documents as a starting point for negotiations, as well as any relevant provisions, deal structure, valuations and third party reports from the F45 transaction that set the basis for negotiations between LiveVox and the company.
5.       We note that on October 14, 2020, you and Credit Suisse discussed the
CCaaS
         competitive landscape as well as LiveVox   s positioning in the public
markets relative to
         its public peers. We also note that on November 2 and 3, 2020, you held due diligence calls with members of the Bank of America technology investment banking team to discuss LiveVox and its competitive positioning relative to its public peers. Please provide additional detail regarding the comparative analysis, including the basis on which you evaluated LiveVox's positioning.
6. We note that on December 29, 2020, you determined to revise the valuation and shift more value participation to the future, based on future stock price performance, agreed to place three-fourths of the founder shares into escrow, to be earned based on future stock price performance, and the Sponsor agreed to forfeit and cancel for no consideration
         2,725,000 of the Founder Shares that it holds and all of the 7,000,000 Private Placement
         Warrants that it purchased concurrently with the IPO in order to reduce shareholder dilution post-closing of the business combination. Please describe how such determinations were made and how valuations, comparable companies, and advisors played a role in these decisions.
 Todd M. Purdy
FirstName  LastNameTodd
Crescent Acquisition Corp M. Purdy
Comapany
March      NameCrescent Acquisition Corp
       10, 2021
March3 10, 2021 Page 3
Page
FirstName LastName

7. Please expand the disclosure in this section to include a more detailed description of the negotiations surrounding the material terms of each agreement related to the business combination. For example, please specify which of the parties recommended the initial consideration, explain how the amount, form and mix of consideration was determined, describe how the consideration changed over the course of the negotiations until the parties arrived at the final consideration, describe any assumptions that were made and projections that were used, and disclose any industry or business stage information that was used.
8. Please tell us whether you received any report from any of the various advisors mentioned in this section. If you did, please provide the information required by Item 14(b)(6) of
         Schedule 14A.
The Company's Board of Directors' Reasons for the Approval of the Business Combination, page
174

9. Please elaborate on the factors that the Board considered in determining that the aggregate consideration is fair.
LiveVox Management's Discussion and Analysis, page 235

10. We note your statement that LiveVox has "a national sales team that sells into large opportunities." Please provide additional detail or examples of what "large opportunities"
         means in this context. In addition, please provide additional description of LiveVox's voice portal services.
Impact of COVID-19, page 236

11. We note your statement that "[i]n the third quarter of fiscal 2020, our business improved, and our bookings outperformed our budgeted plan for the same period." Please revise to clarify when LiveVox introduced its budgeted plan for the period, clarifying whether third quarter 2020 performance was the result of a budgeted plan that had been adjusted to take into account the anticipated effects of COVID-19.
Key Operating and Non-GAAP Financial Performance Metrics, page 238

12. We note your disclosure of the calculation of the LTM Net Revenue Retention Rate. We also note your footnote disclosure that your contracts typically range from one to three years and you have $89 million remaining performance obligation which will be recognized over 36 months. Please clarify whether your LTM Net Revenue Retention
         Rate calculation is based off of GAAP revenue or billings. Please explain how you differentiate monthly contracted and usage revenue to be recurring revenue and how it differs from one-time non-recurring revenue. Further, please discuss how this metric is useful for investors and whether there are any estimates and judgements underlying this calculation.
 Todd M. Purdy
Crescent Acquisition Corp
March 10, 2021
Page 4
Description of Securities
Forum Selection Clause, page 276

13. We note your disclosure that your bylaws provide that the federal district courts of the
      United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the federal securities laws. It appears that the exclusive forum provision is contained in your amended and restated certification of incorporation; please revise your disclosure accordingly. In addition, Article Eleven of the amended and restated certificate of incorporation states that the provision does not apply to claims under the federal securities laws and that federal district courts will be the forum for claims under the Securities Act; however your disclosure does not state that the provision does not apply to claims under the federal securities laws, and states that federal district courts will be the forum for claims under the federal securities laws. Please revise your disclosure for accuracy and consistency. Please expand your discussion in the last risk factor on page 111 to describe the exclusive forum provision, including its applicability to claims under the federal securities law, discuss the risks of such provision to investors, and address any questions as to whether a court would enforce the provision. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
      Securities Act or the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Nasreen Mohammed at (202) 551-3773 or Lyn Shenk at
(202) 551-
3380 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at
(202) 551-3222 with
any other questions.



                                                             Sincerely,
FirstName LastNameTodd M. Purdy
                                                             Division of
Corporation Finance
Comapany NameCrescent Acquisition Corp
                                                             Office of Trade &
Services
March 10, 2021 Page 4
cc:       Michael J. Mies
FirstName LastName